Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of Chase Corporation as of August 31, 2005 are as follows:

Name	Jurisdiction of Incorporation
RWA, Inc.	Massachusetts
Northeast Quality Products Co., Inc.	Massachusetts
Chase Facile, Inc.	Massachusetts
Chase Export Corporation	Barbados, W.I.
Chase & Sons Limited	United Kingdom